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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                   056525-10-8

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
           RONALD H. DIX, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                        MILWAUKEE, WI 53223 (414)355-0400

             (Date of Event which Requires Filing of this Statement)
                                NOVEMBER 18, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

------------------------------------------ ---------------------------------------- ----------------------------------------
CUSIP NO.   056525-10-8                                                             Page   2   of   5   Pages
            -----------
------------------------------------------ ---------------------------------------- ----------------------------------------
--------- -------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Ronald H. Dix
          ###-##-####
--------- -------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a)  |_|
2                                                                                                               (b)  |_|

--------- -------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3

--------- -------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
4

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)                   |_|
5

--------- -------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6         USA

--------- -------------------------------------------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                           7       20,605
        NUMBER OF
                           ------- ------------------------------------------------------------------------------------------
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8       374,668(1)
        OWNED BY
                           ------- ------------------------------------------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
        REPORTING          9       42,756
         PERSON
                           ------- ------------------------------------------------------------------------------------------
          WITH                     SHARED DISPOSITIVE POWER
                           10      --
--------- -------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        395,273

--------- -------------------------------------------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      |_|
12

--------- -------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        10.9%

--------- -------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON    IN
14        (1)The reported shares include 354,880 shares of Class B Common stock
          (which is convertible into shares of Common stock on a one-for-one basis) and 19,788 shares of Common stock.
--------- -------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

   Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP#056525-10-8:
   Corporate headquarters:        Badger Meter, Inc.
                                  4545 W. Brown Deer Road
                                  Milwaukee, WI  53223-0099

ITEM 2.    IDENTITY AND BACKGROUND

     a) Name of reporting person:          Ronald H. Dix

     b) Business address:                  4545 W. Brown Deer Road
                                           Milwaukee, WI, 53223-0099

     c) Principal occupation and name, principal business and address of employer:

        Mr. Dix is Vice President - Administration/Human Resources of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

     d) During the last five years, Mr. Dix has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Dix was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Citizenship:  Mr. Dix is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        With regard to 354,880 shares of Badger Meter Class B Common Stock and 19,788 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time subject to the terms of the Badger Meter Officers' Voting Trust.

        The Officers' Voting Trust has a $2.0 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Twenty-nine officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

        Mr. Dix is the beneficial owner in terms of voting power, pursuant to Rule 13-d-3, of 354,880 shares of Badger Meter Class B Common Stock, $.10 par value and 19,788 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust, and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust.

        Mr. Dix has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     a) Aggregate Number of Shares:  395,273 shares.
        Percentage of Class:  10.9%.
        Badger Meter, Inc. shares outstanding at October 31, 1998:
                 Common:        2,509,071
                 Class B:       1,119,268

     b) On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B Common Stock have 10 votes per share. Therefore, as of November 30, 1998, Mr. Dix is deemed to beneficially own 26.0% of the total voting power of shares of Badger Meter, Inc.

        Number of shares as to which there is sole power to vote or to direct the vote: 20,605 shares. This includes stock options for 7,400 shares of Common Stock which could be exercised within 60 days of this filing.

        Number of shares as to which there is shared power to vote or to direct the vote: 374,668 shares which consists of 354,880 shares of Class B Common Stock and 19,788 shares of Common Stock. This represents a net increase of 18,744 shares as follows: an exchange with the Badger Meter Voting Trust of 49,148 shares of Common Stock for 49,148 shares of Class B Common Stock; a withdrawal of 4,180 shares of Class B Common Stock by James L. Forbes, one of the participants and a co-trustee of the Badger Meter Officers' Voting Trust. The shares were gifted to Mr. Forbes' children. A withdrawal of 1,050 shares of Common Stock by a retired participant. A deposit into the Officers' Voting Trust as the result of stock option exercises by various participants of 23,774 shares. An additional 800 shares of restricted stock were deposited by one of the participants.

        Number of shares as to which there is sole power to dispose or to direct the disposition: 42,756 shares. This is an increase of 1,992 shares, which represents a withdrawal from the Officers' Voting Trust by Mr. Dix of 600 shares on November 26, 1997. The shares were deposited into trusts for the benefit of his children. Mr. Dix disclaims any beneficial interest in the shares. On February 16, 1998, 1,666 shares of Common Stock vested. On May 7, 1998, 926 incentive stock options were converted to Common Stock and deposited into the Officers' Voting Trust.

        Number of shares as to which there is shared power to dispose or to direct the disposition: None, which is the same as previously reported.

In addition to Mr. Dix, the other voting co-trustees of Badger Meter, Inc. Common Stock in the Badger Meter Officers' Voting Trust are:

Mr. James O. Wright, Chairman               Mr. James L. Forbes, President & CEO
Badger Meter, Inc.                          Badger Meter, Inc.
4545 W. Brown Deer Road                     4545 W. Brown Deer Road
Milwaukee, WI  53223-0099                   Milwaukee, WI  53223-0099
Manufacturer of flow measurement and        Manufacturer of flow measurement and
control products                            control products.

     c) On May 7, 1998, 200 shares of Class B Common Stock were sold by the Badger Meter Voting Trust to a participant in the Badger Meter
        Officers' Voting Trust at $36.00/share. The remaining transactions during the period were stock option exercises of 22,974 shares on February 3, 1998, April 3, 1998, May 18, 1998, July 13, 1998 and
        September 17, 1998 by various participants and deposited into the Officers' Voting Trust, exchanges of 48,398 shares of Common Stock with the Badger Meter Voting Trust for Class B Common Stock, a withdrawal by Mr. Forbes of 4,180 shares of Class B Common Stock which were gifted to his children, a withdrawal on November 26, 1997 by Mr. Dix of 600 shares of Common Stock which were gifted to his children.

     d) The Badger Meter Officers' Voting Trust holds 354,880 shares of Class B Common Stock and 19,788 shares of Common Stock for the benefit of up to 29 officer-participants of Badger Meter, Inc. The beneficiaries of the Officers' Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited into the Badger Meter Officers' Voting Trust.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO SECURITIES OF THE ISSUER.

        The shares reported in Item 5, (d) are held by the Badger Meter Officers' Voting Trust at November 30, 1998, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, Ronald H. Dix, plus Messrs. Forbes and Wright. Messrs. Dix, Forbes and Wright disclaim beneficial ownership of shares other than those shares which have been personally deposited by or have been purchased by the respective co-trustees.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                  None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



------------------------------                  --------------------------------
           Date                                             Signature

                                                       Ronald H. Dix, Trustee
                                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)











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